

16013090

UNITED STATES
AND EXCHANGE COMMISSION
ashington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

SEC Mail Processing Section
FEB 29 2016
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52600



FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: IMC Chicago LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

233 S. Wacker Drive, Suite 4300
(No. and Street)

Chicago	Illinois	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Osias Lilian (312) 275-5489
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhouse Coopers, LLP
(Name – *if individual, state last, first, middle name*)

One North Wacker Drive	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Osias Lilian, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of IMC Chicago, as of February 26, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public



OFFICIAL SEAL
KATIE MARIE MONGE
Notary Public - State of Illinois
My Commission Expires May 7, 2019

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

IMC-Chicago, LLC
Index
December 31, 2015

Page(s)



Report of Independent Registered Public Accounting Firm

To the Management of IMC-Chicago, LLC

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of IMC-Chicago, LLC (the "Company") at December 31, 2015 in conformity with accounting principles generally accepted in the United States of America. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

Emphasis of Matter

As discussed in Note 6 to the statement of financial condition, the Company has entered into significant transactions with affiliates. Our opinion is not modified with respect to this matter.

PricewaterhouseCoopers LLP

February 26, 2016

CONFIDENTIAL

PricewaterhouseCoopers LLP, One North Wacker, Chicago, IL 60606
T: (312) 298 2000, F: (312) 298 2001, www.pwc.com/us

IMC-Chicago, LLC
Statement of Financial Condition
December 31, 2015

Assets		
Cash	$	1,533,499
Receivable from clearing brokers		414,501,645
Securities owned, at fair value		1,746,444,668
Receivable from affiliates		28,723,705
Other assets		11,832,184
Memberships in exchanges, at cost (fair value $1,405,000)		1,794,000
Equipment, hardware and leasehold improvements (net of accumulated depreciation and amortization of $31,015,323)		15,789,302
Total assets	$	2,220,619,003
Liabilities and Member's Capital		
Liabilities		
Securities sold, not yet purchased, at fair value	$	2,047,847,489
Interest and dividends payable, net		4,118,806
Accrued compensation		76,873,948
Payable to affiliates		1,088,912
Accounts payable and accrued expenses		18,400,752
Total liabilities		2,148,329,907
Member's capital		72,289,096
Total liabilities and member's capital	$	2,220,619,003

1. Organization and Summary of Significant Accounting Policies

Organization

IMC-Chicago, LLC's (the "Company") primary business is to conduct proprietary trading of securities and options on securities. The Company is a wholly owned subsidiary of IMC Americas, Inc. (the "Parent"), which is ultimately a wholly owned subsidiary of IMC B.V. (the "Ultimate Parent"). The Company is an Illinois limited liability company established on April 27, 2000. The Company's principal operations are located in Chicago, Illinois.

In accordance with regulations under the Securities Exchange Act of 1934, the Company is registered as a broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the Chicago Board Options Exchange ("CBOE"), CBOE Futures Exchange, CBOE C2, CBOE Stock Exchange, International Securities Exchange ("ISE"), ISE Gemini, New York Stock Exchange ("NYSE"), NYSE Arca, NYSE Amex, NASDAQ INET, NASDAQ BX, NASDAQ PHLX, Chicago Mercantile Exchange, Chicago Board of Trade, NYMEX, and COMEX. The Company also owns Designated Market Making ("DMM") rights to over 500 NYSE symbols. The Company does not trade on behalf of customers and effects transactions only with other registered broker-dealers and other exchange members. The Company is a member of the Financial Industry Regulatory Authority, Inc. and Securities Investor Protection Corporation.

Memberships in Exchanges

Memberships in Exchanges which represent only the right to conduct business on the exchange are accounted for as indefinite life intangible assets which are reviewed annually for impairment. Memberships in Exchanges that represent ownership interests in an exchange and provide the company the right to conduct business on the exchange are recorded at cost or, if an other than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment. The disclosure of the fair market value of the exchange memberships is based on recent sales, where available.

Income Taxes

For purposes of federal and state income taxes, the Company's status as a separate tax entity is disregarded. As such, the operations of the Company are treated as held directly by its sole member, the Parent. Accordingly, the Parent is responsible for reporting the Company's taxable income or loss and has elected not to push down the effects of income taxes to the Company. There are no tax sharing arrangements between the Company and the Parent. Additionally, there are no obligations for the Company to fund the tax liabilities of the Parent. The Company is included in the consolidated federal and state income tax returns filed by the Parent.

Equipment, Hardware and Leasehold Improvements

Equipment, hardware and leasehold improvements are recorded at cost, net of accumulated depreciation. Depreciation is provided on a straight-line basis using estimated useful lives of the assets, which are 3 years for equipment and hardware and the lesser of the useful life of the asset or lease term for leasehold improvements.

Receivable from and Payable to Clearing Brokers

Receivable from and payable to clearing brokers on the statement of financial condition includes cash held on deposit at the clearing brokers for open positions, amounts due to/from brokers for the net settlement of trades and variation margin for open future positions. The Company may obtain short-term financing from its brokers through borrowing against its proprietary positions, subject to collateral maintenance requirements.

Other Assets

Other assets on the statement of financial condition includes prepayments, intangible assets, and receivables from third parties. Intangible assets are amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment. Intangible assets resulting from the purchase of the DMM trading rights are amortized over five years using the straight-line method.

Securities Owned and Securities Sold, not yet purchased

Substantially all of the Company's securities owned and securities sold, not yet purchased, are held at major financial institutions which are permitted by contract or custom to sell or repledge these securities. Securities owned and securities sold, not yet purchased are reflected in the statement of financial condition at fair value (see Note 2).

Financial Instruments

Management estimates the aggregate carrying value of other financial instruments (including receivables and payables) recognized on the statement of financial condition approximates their fair value as such financial instruments are short-term in nature, bear interest at current market rates or are subject to frequent repricing.

Foreign Currency

Securities and cash deposits with brokers denominated in foreign currencies are translated into U.S. dollar amounts at the spot rate on the date of valuation. Purchases and sales of securities denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions. The Company does not isolate the portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results may differ significantly from those estimates.

2. Fair Value of Financial Instruments

The guidance for fair value measurements and disclosures establishes a fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1 — Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

Level 2 — Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active; and

Level 3 — Inputs that are unobservable.

Inputs are used in applying the various valuation techniques and broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk. Inputs may include price information, volatility statistics, specific and broad credit data, liquidity statistics, and other factors. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Throughout 2015 and for the year then ended, the Company did not own any financial assets or liabilities that would be considered Level 2 or Level 3 within the hierarchy described above.

Securities owned and securities sold, not yet purchased which are traded on a national securities exchange or reported on the NASDAQ national market are stated at the last reported sales price on the day of valuation. These financial instruments are classified as Level 1 in the fair value hierarchy.

All securities held at December 31, 2015 are part of the Company's proprietary trading strategy.

The following table presents securities owned at fair value as of December 31, 2015:

Description	December 31, 2015	Quoted Prices in Active Markets for Identical Assets Level 1	Significant Other Inputs Level 2	Significant Unobservable Inputs Level 3
Assets:				
Equity securities and exchange traded funds	$ 398,835,505	$ 398,835,505	$ -	$ -
U.S. treasury securities	7,973,050	7,973,050	-	-
Options	1,339,636,113	1,339,636,113	-	-
Futures [1]	18,842,012	18,842,012	-	-
Total	$ 1,765,286,680	$ 1,765,286,680	$ -	$ -
Liabilities:				
Equity securities and exchange traded funds	$ 796,594,067	$ 796,594,067	$ -	$ -
Options	1,251,253,422	1,251,253,422	-	-
Futures [1]	2,874,098	2,874,098		
Total	$ 2,050,721,587	$ 2,050,721,587	$ -	$ -

[1] Represents unrealized appreciation on futures which is included net in Receivable from clearing brokers on the statement of financial condition.

There were no significant transfers of financial instruments between levels 1, 2 and 3 during the year ended December 31, 2015.

3. Derivative and Hedging Activities

The Company is subject to the authoritative guidance regarding derivative and hedging disclosures. This guidance is intended to enhance financial statement disclosure for derivative instruments and hedging activities and enable investors to better understand: a) how and why the Company uses derivative instruments; b) how derivative instruments are accounted for; and c) how derivative instruments affect the Company's financial position. The Company records derivative instruments at fair value. Even though the Company's investment in derivatives may represent economic hedges, under this guidance they are considered to be non-hedge transactions for financial reporting purposes.

The derivatives used by the Company are subject to various risks similar to those related to the underlying financial instruments, including market risk. The Company uses these instruments in the normal course of its business to take proprietary trading positions and to manage market risk. The Company recognizes all of its derivative contracts as either assets or liabilities on the statement of financial condition at fair value.

The Company transacts in derivative financial instruments, including exchange-traded options and futures. These are instruments whose values are based, in part, upon underlying assets, indices or reference rates, or a combination of these factors, and generally represent future commitments to exchange cash flows, or to purchase or sell other financial instruments at specified future dates. Exchange-traded derivative financial instruments are standardized and include futures and certain options contracts.

Options are contracts that grant the holder of the option, in return for payment of the purchase price (the "premium"), the right to either purchase or sell a financial instrument at a specified price within a specified period of time or on a specified date, from or to the writer of the option. The writer of options receives premiums and bears the risk of unfavorable changes in the market price of the financial instruments underlying the options, changes in interest rates and market volatility (as applicable). Options written by the Company do not give rise to counterparty credit risk in excess of any unpaid premium because, if exercised by the counterparty they obligate the Company, not its counterparty, to perform. Options written by the Company create off-balance sheet risk, as the Company's contingent obligation to satisfy the purchase or sale of securities underlying such options may exceed the amount recognized on the statement of financial condition.

Futures contracts are commitments to either purchase or sell a financial instrument or commodity at a future date for a specified price. These contracts may, in general, be settled in cash or through delivery of the underlying instrument. Futures contracts can be closed out at the discretion of the Company. However, illiquidity in the market could prevent the timely close-out of any unfavorable positions or require the Company to hold those positions until their expiration date, regardless of the changes in their value or the Company's investment strategy. The Company attempts to manage market risk in accordance with risk limits set by the Company by buying or selling instruments or entering into offsetting positions.

The following table sets forth the fair value and the number of the Company's derivative contracts by underlying investment type as of December 31, 2015. Gross derivative contracts in the table below exclude the effect of netting and do not represent the Company's actual exposure which may ultimately be reduced by netting agreements.

	Derivative Assets	Derivative Liabilities	Number of Contracts
Options	$ 1,339,636,113	$ 1,251,253,422	3,388,477
Futures	18,842,012	2,874,098	29,678
Gross fair value of derivative contracts	$ 1,358,478,125	$ 1,254,127,520	3,418,155
Amounts that have been offset in the statement of financial condition			
Counterparty netting	(18,842,012)	(2,874,098)	
Net derivative contracts presented in the statement of financial condition	1,339,636,113	1,251,253,422	
Amounts that have not been offset in the statement of financial condition [1]	(945,232,291) [2]	(1,251,253,422)	
Net exposure	$ 394,403,822	$ -	

[1] Amounts relate to master netting arrangements and collateral arrangements which have been determined by management to be legally enforceable in the event of default.

[2] The Company may have both derivative and non-derivative activities with the same clearing broker. For purposes of the above disclosure, the Company has assumed that collateral would be first be applied to non-derivative transactions.

The fair values of options in the table above are reflected in securities owned and securities sold, not yet purchased on the statement of financial condition. The fair values of futures are presented gross in the table above and are recorded net in receivable from clearing brokers on the statement of financial condition. The number of open contracts as of December 31, 2015 approximates the number of outstanding contracts throughout the year.

The Company attempts to manage the risks associated with its derivative financial instruments along with its speculative investing activities in cash instruments as part of its overall risk management process (discussed in Note 4).

4. Risk Management

In the normal course of business, the Company enters into transactions in financial instruments with varying degrees of market and credit risk. These financial instruments consist primarily of equity securities, exchange traded funds, options, futures, and U.S. treasury securities. Settlement of these transactions generally takes place in the United States through clearing brokers utilized by the Company. These instruments are typically transacted on a highly leveraged basis and involve elements of market and credit risk that may exceed the amounts reflected on the statement of financial condition. Market risk arises from fluctuations in interest rates, volatilities, foreign exchange rates, future dividend expectations and equity prices.

Financial instruments sold, not yet purchased represent obligations of the Company to deliver specific securities at the contracted prices and thereby create a liability to purchase the securities in the open market at prevailing prices. These transactions may result in market risk not reflected on the statement of financial condition as the Company's ultimate obligation to satisfy its obligation for trading liabilities may exceed the amount reflected on the statement of financial condition.

The Company generally invests on a highly leveraged basis, through margin and borrowing arrangements and through the degree of leverage typically embedded in the derivative financial instruments in which it invests. The use of leverage can dramatically magnify both gains and losses. Leverage through margin borrowings requires collateral to be posted with the Company's brokers. The Company's brokers generally have broad discretionary authority over valuing the collateral posted and requiring the posting of additional collateral. The brokers may have the right to reduce the value of such collateral or to require the posting of additional collateral even if no actual transaction in the underlying instrument has occurred, potentially resulting in the issuance of a margin call. This could also result in the Company having to sell assets at a time when the Company would not otherwise choose to do so.

Since the Company does not clear its own securities and futures transactions, it has established accounts with clearing brokers for this purpose. This results in a concentration of credit risk with these firms. Such risk, however, is mitigated by each clearing broker's obligation to comply with rules and regulations of the SEC or the CBOE.

The Company is a member of various exchanges that trade and clear securities and/or futures contracts. Associated with its membership, the Company may be required to pay a proportionate share of the obligations of another member who may default on its obligation to the exchange. While the rules governing different exchange memberships vary, in general, the Company's guarantee obligations would arise only if the exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange. Any potential liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the financial statements for these agreements and believes that any potential requirement to make payments under these agreements is remote.

The cash balances held at various major U.S. financial institutions, which typically exceed Federal Deposit Insurance Corporation insurance coverage, also subject the Company to a concentration of credit risk. The Company attempts to mitigate the credit risk that exists with the deposits in excess of insured amounts by regularly monitoring the credit ratings of such financial institutions.

Legal, tax and regulatory changes could occur during the term of the Company that may adversely affect the Company. As a registered broker-dealer, registered market maker, and a Designated Market Maker, the Company is subject to comprehensive statutes, regulations and other requirements. The effect of any future regulatory change or other regulatory action by any regulator or self-regulatory organization, whether in the ordinary course or the result of an extraordinary market event, could be significant.

5. Commitments

The Company leases certain office space under a noncancelable lease expiring in 2020. Rent payments totaled $985,313 for the year ended December 31, 2015. At December 31, 2015, the Company's future minimum rental commitments based upon the terms under its noncancelable operating leases were as follows:

Year ending December 31,	Office Lease	Total
2016	960,755	960,755
2017	986,898	986,898
2018	1,013,041	1,013,041
2019	1,039,184	1,039,184
2020	261,430	261,430
Thereafter	-	-
	$ 4,261,308	$ 4,261,308

The terms of the Company's office space lease required a deposit of $1,000,000 which the Company satisfied by providing the lessor a standby letter of credit from a financial institution in the amount of $1,000,000. The letter of credit was initially issued on March 2, 2009 and is extended on an annual basis, unless the financial institution provides notification indicating otherwise. Beginning as of June 30, 2012, the letter of credit requirement is reduced by $200,000 annually. As of December 31, 2015 the letter of credit is collateralized by $200,000 of certificates of deposit with the financial institution.

In the normal course of business, the Company may enter into contracts that contain a number of representations and warranties which may provide for general or specific indemnifications. The Company's exposure under these contracts is not currently known as any such exposure would be based on future claims which could be made against the Company. There have been no such claims since the inception of the Company. Management does not anticipate any such claims and expects any risk of loss to be remote.

6. Related Parties

The Company maintains written Service Level Agreements and a Software License Agreements with various affiliates. The services primarily include the usage of trading infrastructure. In addition, the Company receives services for marketing and communication, and support services. Reimbursement under these agreements occurs on a monthly basis. In addition, the Company requests reimbursement from affiliates for global infrastructure costs the Company has incurred on behalf of these entities.

At December 31, 2015, the amounts due from / to affiliates consist of the following:

		Receivables (payables) from /to affiliates:
IMC BV	$	(1,088,912)
IMC Trading BV		28,464,189
Other IMC BV Affiliates		259,516
	$	27,634,793

7. Net Capital Requirements

The Company is subject to the net capital requirements of the SEC under Rule 15c3-1 (the "Rule"). The Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Rule also provides that capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2015, the Company had net capital of $73,154,639 which was $71,855,327 in excess of its required net capital of $1,299,312. The Company's net capital ratio was 0.27 to 1 as of December 31, 2015.

8. Subsequent Events

The Company has performed an evaluation of subsequent events through February 26, 2016, which is the date the financial statements were issued and noted no subsequent events requiring disclosure.